August 16, 2024

Paul Campbell
Executive Vice President and Chief Financial Officer
NCR Atleos Corp
864 Spring Street NW
Atlanta, GA 30308

       Re: NCR Atleos Corp
           Form 10-K for the fiscal year ended December 31, 2023
           Form 10-Q for the quarterly period ended June 30, 2024
           Response dated August 9, 2024
           File No. 001-41728
Dear Paul Campbell:

       We have reviewed your August 9, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 15, 2024 letter.

Form 10-K for the fiscal year ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Strategic Financial Metrics, page 46

1. In response to prior comment one, you indicate that the Self-Service Banking ARR and the Network LTM ARPU are provided to assist in evaluating progression towards long-
       term strategic goals and to assist in understanding the conversion of the business to recurring revenue streams and the improved monetization of your ATM fleet. Further, they are included and identified as key metrics in your earnings call presentation, referred to as KPIs by management and included as part of your results discussion in your earnings calls. Therefore, it appears that these measures are integral to understanding and evaluating the company. Please revise to include these measures, as well as the self-
       service banking terminal network units, here or further explain why such disclosures are not necessary. Refer to SEC Release 33-10751.
 August 16, 2024
Page 2
Form 10-Q for the quarterly period ended June 30, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Other Performance Metrics, page 41

2. We note in response to prior comment one you added the ATM-as-a-service units measure. Please revise to disclose the amount or percentage of revenue generated by the
       ATM-as-a-service offering, for each period presented, to give adequate context to understand the measure. Refer to SEC Release 33-10751.
Consolidated Results
Revenue, page 42

3. We note that you now present revenue broken down by Services & Software, transactional (network segment), hardware, and other in the supplemental materials
       included in Exhibit 99.2 of the Form 8-K furnished on August 13, 2024. Please tell us what consideration was given to disclosing this information in your discussion of revenue in your MD&A.
Gross Margin, page 44

4. We note the revised disclosures in response to prior comment 2. However, as you only identify certain expense amounts included in each period and then discuss the reasons for the change in the non-GAAP margin, you do not provide a discussion of the change in the
       GAAP amounts. Please revise to include a discussion of the GAAP amounts and ensure it is more prominent than the discussion of the respective non-GAAP measures. Similar changes should be made to your discussion of selling, general and administrative expense as well as research and development expenses and such expenses as a percentage of
       GAAP revenue. Refer to Items 303(c)(2) and 10(e)(1)(i) of Regulation
S-K.

       Please contact Melissa Kindelan at 202-551-3564 or Christine Dietz at 202-551-3408 if
you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Andy Duvall